Exhibit 99.1

Gaotu Techedu Announces Second Quarter 2026 Unaudited Financial Results

Beijing, China, August 27, 2026 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a leading technology-driven education company in China focused on enabling lifelong learning through AI-powered solutions, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Highlights[1]

•
Net revenues were RMB1,670.1 million, increased by 20.2% from RMB1,389.4 million in the same period of 2025.
•
Gross billings[2] were RMB2,689.1 million, increased by 19.4% from RMB2,252.4 million in the same period of 2025.
•
Loss from operations was RMB149.8 million, compared with loss from operations of RMB241.9 million in the same period of 2025.
•
Net loss was RMB135.8 million, compared with net loss of RMB216.0 million in the same period of 2025.
•
Non-GAAP net loss was RMB129.1 million, compared with non-GAAP net loss of RMB206.8 million in the same period of 2025.
•
Net operating cash inflow was RMB861.2 million, increased by 46.3% from RMB588.8 million in the same period of 2025.

Second Quarter 2026 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended June 30,
	2025	2026	Pct. Change
Net revenues	1,389,388	1,670,074	20.2%
Gross billings	2,252,387	2,689,052	19.4%
Loss from operations	(241,865)	(149,798)	(38.1)%
Net loss	(215,994)	(135,846)	(37.1)%
Non-GAAP net loss	(206,849)	(129,056)	(37.6)%
Net operating cash inflow	588,797	861,156	46.3%

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

Six Months Ended June 30, 2026 Highlights

•
Net revenues were RMB3,359.5 million, increased by 16.6% from RMB2,882.4 million in the same period of 2025.
•
Gross billings[2] were RMB3,685.3 million, increased by 17.3% from RMB3,141.1 million in the same period of 2025.
•
Loss from operations was RMB142.9 million, compared with loss from operations of RMB207.1 million in the same period of 2025.
•
Net loss was RMB101.3 million, compared with net loss of RMB92.0 million in the same period of 2025.
•
Non-GAAP net loss was RMB87.6 million, compared with non-GAAP net loss of RMB69.5 million in the same period of 2025.
•
Net operating cash inflow was RMB32.8 million, compared with net operating cash inflow of RMB111.6 million in the same period of 2025.

First Six Months 2026 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the six months ended June 30,
	2025	2026	Pct. Change
Net revenues	2,882,431	3,359,549	16.6%
Gross billings	3,141,112	3,685,314	17.3%
Loss from operations	(207,092)	(142,925)	(31.0)%
Net loss	(92,003)	(101,335)	10.1%
Non-GAAP net loss	(69,510)	(87,640)	26.1%
Net operating cash inflow	111,560	32,798	(70.6)%

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “Our sustained, user-focused investments in educational products, learning services, and organizational capabilities are steadily translating into healthier unit economics and a more efficient operating system. In the second quarter, net revenues increased by 20.2% year over year to nearly RMB1.7 billion, and non-GAAP loss from operations narrowed significantly by 38.5%. We are embedding AI more deeply across our teaching, services, and operational processes to gain actionable insights from users’ learning patterns, interactions and feedback, continually enhancing our product experience, service efficiency, and organizational productivity. Additionally, the brand equity and user trust we have cultivated online are driving our offline expansion, while the high-touch service experience delivered offline, in turn, is deepening our brand awareness and user engagement. Together, these dynamics create a growth flywheel in which data, experience, and brand continuously fuel one another.

We also remain committed to returning value to shareholders: as of August 26, 2026, we had repurchased RMB741.8 million under our aggregated share repurchase programs. We will continue to prioritize users’ long-term growth, harness advanced technology to elevate our service capabilities, and navigate the evolving market dynamics with operational discipline, enhancing long-term shareholder value.”

Robin Bin Luo, COO of the Company, added, “In the second quarter, we continued to upgrade our educational products and services and strengthen our teacher development system, expanding our user base and delivering long-term user value. Notably, we have deepened the integration of AI and digital tools in our business, driving ongoing efficiency gains across the entire user acquisition funnel and our middle- and back-office operations, unlocking greater operating leverage and reducing operating expenses as a percentage of net revenues by 7.9 percentage points year over year. Our net operating cash inflow increased by 46.3% year over year to RMB861.2 million during the quarter, reflecting the broad-based improvements in our organizational capabilities and operating efficiency. As of June 30, 2026, excluding the impact of share repurchases, our cash and cash equivalents, restricted cash, and short-term and long-term investments increased by RMB354.6 million year over year. Going forward, profitable growth remains our top priority. As such, while maintaining a premium user experience and high-quality services, we will allocate resources with greater discipline to drive healthier and more sustainable growth across all business segments.”

Financial Results for the Second Quarter of 2026

Net Revenues

Net revenues increased by 20.2% to RMB1,670.1 million from RMB1,389.4 million in the second quarter of 2025, which was mainly due to continued year-over-year growth in gross billings as a result of our sufficient and effective response to the strong market demand. Furthermore, our high-quality educational products and learning services resulted in improved recognition of our product and service offerings.

Cost of Revenues

Cost of revenues increased by 18.3% to RMB559.2 million from RMB472.8 million in the second quarter of 2025. The increase was mainly due to the expansion of instructors and tutors workforce, increased server and bandwidth cost, higher rental cost, and increased depreciation and amortization cost.

Gross Profit and Gross Margin

Gross profit increased by 21.2% to RMB1,110.8 million from RMB916.5 million in the second quarter of 2025. Gross profit margin increased to 66.5% from 66.0% in the same period of 2025.

Non-GAAP gross profit increased by 21.1% to RMB1,111.5 million from RMB917.9 million in the second quarter of 2025. Non-GAAP gross profit margin increased to 66.6% from 66.1% in the same period of 2025.

Operating Expenses

Operating expenses increased by 8.8% to RMB1,260.6 million from RMB1,158.4 million in the second quarter of 2025. The increase was primarily due to higher expenditures on marketing and branding activities, as well as the expansion of employees workforce.

•
Selling expenses increased to RMB913.2 million from RMB820.9 million in the second quarter of 2025.
•
Research and development expenses increased to RMB154.8 million from RMB148.2 million in the second quarter of 2025.
•
General and administrative expenses increased to RMB192.6 million from RMB189.3 million in the second quarter of 2025.

Loss from Operations

Loss from operations was RMB149.8 million, compared with loss from operations of RMB241.9 million in the second quarter of 2025.

Non-GAAP loss from operations was RMB143.0 million, compared with non-GAAP loss from operations of RMB232.7 million in the second quarter of 2025.

Interest Income, Net and Realized Gains from Investments

Interest income, net and realized gains from investments, in the aggregate, were RMB8.1 million, compared with a total of RMB19.1 million in the second quarter of 2025.

Other Income, Net

Other income, net was RMB4.8 million, compared with other income, net of RMB5.6 million in the second quarter of 2025.

Net Loss

Net loss was RMB135.8 million, compared with net loss of RMB216.0 million in the second quarter of 2025.

Non-GAAP net loss was RMB129.1 million, compared with non-GAAP net loss of RMB206.8 million in the second quarter of 2025.

Cash Flow

Net operating cash inflow in the second quarter of 2026 was RMB861.2 million.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both RMB0.57 in the second quarter of 2026.

Non-GAAP basic and diluted net loss per ADS were both RMB0.54 in the second quarter of 2026.

Shares Outstanding

As of June 30, 2026, the Company had 156,703,879 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash, Short-term and Long-term Investments

As of June 30, 2026, the Company had cash and cash equivalents, restricted cash, short-term and long-term investments of RMB3,992.9 million in aggregate, compared with a total of RMB3,972.5 million as of December 31, 2025.

Share Repurchase

In November 2022, the Company’s board of directors authorized a share repurchase program (“2022 Share Repurchase Program”), under which the Company may repurchase up to US$30 million of its shares, effective until November 22, 2025. In November 2023, the Company’s board of directors authorized modifications to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$30 million to US$80 million, effective until November 22, 2025.

As of September 22, 2025, the Company’s repurchase amount had reached US$80 million and the 2022 Share Repurchase Program was completed.

In May 2025, the Company’s board of directors authorized a new share repurchase program (“2025 Share Repurchase Program”), under which the Company may repurchase up to an aggregate value of US$100 million of its shares during the three-year period beginning upon the completion of the Company’s 2022 Share Repurchase Program.

As of August 26, 2026, the Company had cumulatively repurchased approximately 36.5 million ADSs for approximately US$103.5 million under the aforesaid two share repurchase programs.

Business Outlook

Based on the Company’s current estimates, total net revenues for the third quarter of 2026 are expected to be between RMB1,838 million and RMB1,858 million, representing an increase of 16.4% to 17.7% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, August 27, 2026 (8:00 PM Beijing/Hong Kong Time on Thursday, August 27, 2026). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

United States: 1-888-317-6003

Hong Kong: 852-58081995

Mainland China: 400-120-6115

Passcode: 8246246

A telephone replay will be available two hours after the conclusion of the conference call through September 3, 2026. The dial-in details are:

International: 1-412-317-0088

United States: 1-855-669-9658

Passcode: 4110808

Additionally, a live and archived webcast of this conference call will be available at https://ir.gaotu.cn/home.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a leading technology-driven education company in China focused on enabling lifelong learning through AI-powered solutions that cultivate interest and drive continuous growth. The Company provides AI-powered, product-led learning solutions for learners from pre-school to adulthood. By combining rare, high-caliber teaching resources with AI-enhanced tools and content, Gaotu creates engaging and effective learning experiences delivered through both online and offline channels. AI and data analytics permeate throughout the Company’s operations to adapt content and teaching methods to individual learner needs, enhance efficiency and drive sustained learning progress.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company’s management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and a significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“USD”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB6.7851 to USD1.0000, the effective noon buying rate for June 30, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on June 30, 2026, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Piacente Financial Communications

Brandi Piacente

Tel: +1 212 481-2050

Jenny Cai

Tel: +86 10 6508-0677

E-mail: Gaotu@tpg-ir.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2025	2026	2026
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	596,195	872,542	128,597
Restricted cash	115,828	57,069	8,411
Short-term investments	2,708,788	2,420,350	356,715
Inventory, net	54,950	49,383	7,278
Amounts due from related party	-	7,500	1,105
Prepaid expenses and other current assets, net	504,779	459,159	67,672
Total current assets	3,980,540	3,866,003	569,778

Non-current assets
Operating lease right-of-use assets	476,705	459,425	67,711
Property, equipment and software, net	1,009,132	1,165,675	171,799
Land use rights, net	78,105	77,158	11,372
Long-term investments	551,641	642,908	94,753
Rental deposit	49,199	46,331	6,828
Other non-current assets	54,364	49,967	7,364
TOTAL ASSETS	6,199,686	6,307,467	929,605

LIABILITIES

Current liabilities
Short-term borrowings of the consolidated VIEs without recourse to the Group	100,000	380,098	56,020
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB1,131,781 and RMB1,010,653 as of December 31, 2025 and June 30, 2026, respectively)	1,537,477	1,451,609	213,941
Amounts due to related party of the consolidated VIEs without recourse to the Group	181,757	151,864	22,382
Deferred revenue, current portion (including current portion of deferred revenue of the consolidated VIEs without recourse to the Group of RMB2,288,255 and RMB2,365,154 as of December 31, 2025 and June 30, 2026, respectively)	2,289,322	2,367,027	348,857
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIEs without recourse to the Group of RMB129,258 and RMB140,449 as of December 31, 2025 and June 30, 2026, respectively)	136,709	149,181	21,987
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Group of RMB171 and RMB250 as of December 31, 2025 and June 30, 2026, respectively)	222	288	42
Total current liabilities	4,245,487	4,500,067	663,229

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2025	2026	2026
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIEs without recourse to the Group	276,620	244,224	35,994
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIEs without recourse to the Group of RMB309,940 and RMB280,444 as of December 31, 2025 and June 30, 2026, respectively)	316,703	287,881	42,428
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB75,248 and RMB73,666 as of December 31, 2025 and June 30, 2026, respectively)	75,248	73,669	10,857
Long-term borrowings of the consolidated VIEs without recourse to the Group	31,883	155,171	22,869
TOTAL LIABILITIES	4,945,941	5,261,012	775,377

SHAREHOLDERS’ EQUITY
Ordinary shares	116	116	17
Treasury stock, at cost	(496,132)	(550,663)	(81,158)
Additional paid-in capital	7,933,515	7,916,467	1,166,743
Accumulated other comprehensive loss	(48,072)	(82,448)	(12,151)
Statutory reserve	66,042	66,042	9,733
Accumulated deficit	(6,201,724)	(6,303,059)	(928,956)
TOTAL SHAREHOLDERS’ EQUITY	1,253,745	1,046,455	154,228

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	6,199,686	6,307,467	929,605

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026	2026	2025	2026	2026
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	1,389,388	1,670,074	246,138	2,882,431	3,359,549	495,136
Cost of revenues	(472,840)	(559,227)	(82,420)	(925,301)	(1,074,042)	(158,294)
Gross profit	916,548	1,110,847	163,718	1,957,130	2,285,507	336,842
Operating expenses:
Selling expenses	(820,946)	(913,228)	(134,593)	(1,530,367)	(1,757,339)	(259,000)
Research and development expenses	(148,195)	(154,790)	(22,813)	(298,650)	(313,746)	(46,240)
General and administrative expenses	(189,272)	(192,627)	(28,390)	(335,205)	(357,347)	(52,666)
Total operating expenses	(1,158,413)	(1,260,645)	(185,796)	(2,164,222)	(2,428,432)	(357,906)
Loss from operations	(241,865)	(149,798)	(22,078)	(207,092)	(142,925)	(21,064)
Interest income, net	9,935	3,713	547	22,976	12,740	1,878
Realized gains from investments	9,182	4,398	648	13,220	13,301	1,960
Other income, net	5,621	4,837	713	77,201	13,472	1,986
Loss before provision for income tax and share of results of equity investees	(217,127)	(136,850)	(20,170)	(93,695)	(103,412)	(15,240)
Income tax benefits	1,133	1,004	148	1,692	2,077	306
Net loss	(215,994)	(135,846)	(20,022)	(92,003)	(101,335)	(14,934)
Net loss attributable to Gaotu Techedu Inc.’s ordinary shareholders	(215,994)	(135,846)	(20,022)	(92,003)	(101,335)	(14,934)
Net loss per ordinary share
Basic	(1.32)	(0.86)	(0.13)	(0.56)	(0.64)	(0.09)
Diluted	(1.32)	(0.86)	(0.13)	(0.56)	(0.64)	(0.09)
Net loss per ADS
Basic	(0.88)	(0.57)	(0.09)	(0.37)	(0.43)	(0.06)
Diluted	(0.88)	(0.57)	(0.09)	(0.37)	(0.43)	(0.06)
Weighted average shares used in net loss per share
Basic	163,339,258	158,009,576	158,009,576	165,033,053	158,581,885	158,581,885
Diluted	163,339,258	158,009,576	158,009,576	165,033,053	158,581,885	158,581,885

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026	2026	2025	2026	2026
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	1,389,388	1,670,074	246,138	2,882,431	3,359,549	495,136
Less: other revenues(1)	22,092	24,354	3,589	36,916	48,200	7,104
Add: VAT and surcharges	85,782	189,473	27,925	179,158	324,034	47,757
Add: ending deferred revenue	2,196,993	2,611,251	384,851	2,196,993	2,611,251	384,851
Add: ending refund liability	133,308	130,435	19,224	133,308	130,435	19,224
Less: beginning deferred revenue	1,444,967	1,792,693	264,210	2,085,893	2,565,942	378,173
Less: beginning refund liability	86,025	95,134	14,021	127,969	125,813	18,543
Gross billings	2,252,387	2,689,052	396,318	3,141,112	3,685,314	543,148

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026	2026	2025	2026	2026
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	916,548	1,110,847	163,718	1,957,130	2,285,507	336,842
Share-based compensation expenses(1) in cost of revenues	1,353	689	102	3,463	1,123	166
Non-GAAP gross profit	917,901	1,111,536	163,820	1,960,593	2,286,630	337,008

Loss from operations	(241,865)	(149,798)	(22,078)	(207,092)	(142,925)	(21,064)
Share-based compensation expenses(1)	9,145	6,790	1,001	22,493	13,695	2,018
Non-GAAP loss from operations	(232,720)	(143,008)	(21,077)	(184,599)	(129,230)	(19,046)

Net loss	(215,994)	(135,846)	(20,022)	(92,003)	(101,335)	(14,934)
Share-based compensation expenses(1)	9,145	6,790	1,001	22,493	13,695	2,018
Non-GAAP net loss	(206,849)	(129,056)	(19,021)	(69,510)	(87,640)	(12,916)

Note (1): The tax effects of share-based compensation expenses adjustments were nil.